Exhibit 12.1

STATER BROS. HOLDINGS INC.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

(Unaudited)

	Sept. 28, 2008(1)	Sept. 27, 2009(1)	Sept. 26, 2010(1)	Sept. 25, 2011(1)	Sept. 30, 2012(1)
Earnings:
Income before income taxes	$66,630	$54,250	$41,171	$44,446	$63,577

Amortization of capitalized interest	469	849	843	829	824

Interest	65,531	65,572	65,330	51,640	45,985

Less interest capitalized during the period	(11,261)	(522)	(16)	(353)	(396)

Net amortization of debt discount and premium and issunace expense	3,193	3,202	3,202	6,009	2,293

Interest portion of rental expense	23,021	25,319	26,891	27,316	28,046

Earnings as adjusted	$147,583	$148,670	$137,421	$129,887	$140,329

Fixed charges:
Interest	$65,531	$65,572	$65,330	$51,640	$45,985

Net amortization of debt discount and premium and issunace expense	3,193	3,202	3,202	6,009	2,293

Interest portion of rental expense	23,021	25,319	26,891	27,316	28,046

Fixed Charges	$91,745	$94,093	$95,423	$84,965	$76,324

Ratio of earnings to fixed charges	1.61	1.58	1.44	1.53	1.84

(1)	Fiscal years 2008, 2009, 2010 and 2011 were 52-week years while fiscal 2012 was a 53-week year.